Exhibit 11


Statement Re Computation of Per Share Earnings
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Earnings  per  share of $.81 for the third  quarter  of 1997  were  computed  by dividing net income of $27,263,431 by the weighted average number of shares of common stock outstanding during the quarter of 33,662,151.